EXHIBIT 99.1

Golar LNG Dividend Information

Reference is made to the fourth quarter 2016 report released on February 28, 2017. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on March 13, 2017. The record date will be March 15, 2017 and the dividend will be paid on or about April 3, 2017.

Golar LNG Limited
Hamilton, Bermuda
28 February, 2017